FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	President and CEO Dany Hadary Steps Down Chairman, William J. Foran to Assume President & CEO Position

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contacts: Art Ayres Director of Finance or William J. (Bud) Foran President & CEO Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968 Fax: 604.221.9688	Marla Gale or Anne Lachance Fleishman-Hillard Inc. Telephone: 416.214.0701 Fax: 416.214.0720

President and CEO Dany Hadary Steps Down
Chairman, William J. Foran to Assume President & CEO Position

Vancouver, January 29, 2001 - The Board of Directors of Micrologix Biotech Inc. announced today that it has accepted Dany Hadary's resignation as President and CEO, and a director of the Company effective immediately. Micrologix Chairman, Mr. William J. (Bud) Foran, will assume the responsibilities of President & CEO on an interim basis also effective immediately. The Board of Directors has formed a special search committee to find the right individual to take the leadership of Micrologix.

Biotech veteran, Mr. Foran has been instrumental in the development of Micrologix to date having served as Chairman of the Board since early 1995. Mr. Foran not only brings in-depth first hand knowledge of Micrologix but a wealth of knowledge and experience. Prior to joining Micrologix's Board, he was President and CEO of QLT Inc. and previously served for 30 years as President and CEO of Cyanamid Canada Inc.

"The Company is at a very exciting stage in its development. It is moving from a successful R&D company towards commercialization of its novel drugs," said Mr. Foran. "Micrologix has achieved an enviable track record, having made significant progress toward bringing three unique products to market in a short period of time. Given the prospects of the Company, I am confident that we will be able to attract a top calibre individual to take Micrologix to the next level," he added.

The Board would like to acknowledge Mr. Hadary's contributions toward bringing Micrologix to this stage of development and wish him the best in his future endeavors.

About Micrologix

Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III clinical trials; MBI 594AN for treating acne in Phase II; and MBI 853NL for preventing hospital-acquired Staphylococcus aureus infections in Phase I. The Company's common shares are included in the TSE 300 Composite Index.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.